ADELT DESIGN, INC.
3217 South Orchard Street
Salt Lake City, UT 84106

July 12, 2013

United States Securities and Exchange Commission
Washington D.C. 20549

RE:          ADELT DESIGN, INC.
Amendment No. 3 to Registration Statement on Form S-1
Filed on June 3, 2011
File No. 333-174705

Attention:  Charles Lee of H. Christopher Owings’ office

To Whom It May Concern:

Please find enclosed our changes to ADELT DESIGN, INC.’s Registration Statement filed on June 3, 2011.

Description of Business, page 21
Organization Within Last Five Years, page 22

1.  We note your response to comment four in our letter dated July 26, 2011. Please disclose how potential clients have seen, or how you intend for potential clients to see, Mr. Adelt’s carpet binding art. Please also disclose the types of channels through which Mr. Adelt’s carpet binding art has been displayed and for which it received “extremely favorable reception.”

We acknowledge the Commission’s comment and have disclosed how potential clients will see, or how the Company intends potential clients to see, Mr. Adelts Carpet binding art, and what types of channels Mr. Adelt’s carpet binding art has been displayed on, or about, page 22.

To date, the Company has not generated any sales.  Upon an order being placed with Adelt Design, Inc. for its carpet binding art, Mr. Adelt will begin manufacturing said carpet binding art.

Over the next twelve months, Adelt Design, Inc. plans to build out its reputation and network in the art industry, thereby attracting new customers.  The Company plans to generate and/or obtain new clients through word of mouth advertising until such time as it raises the $75,000 to begin its marketing program.  In carpet binding art, as in most art forms, word of mouth advertisement is very effective.  Once potential clients see Mr. Adelt’s carpet binding art at various community events and/or community fairs or gatherings, the Company is very confident that it will be able to attract and/or obtain new clients.  This is due to the extremely favorable reception, in the Salt Lake City, Utah area, that Mr. Adelt’s carpet binding art has received at various community events, such as community charity events, and which he has donated to the community. Presently, the Company does not have any clients.

Financial Statements, page F-1
Statement of Cash Flows, page F-5

2.  We note from your response to comment six in our letter dated July 26, 2011 that you plan to respond to such comment at a later date. Therefore, we reissue such comment. Referencing ASC 230, please tell us why the related party advance proceeds are classified as cash provided by operating activities. In doing so, please tell us your consideration of classifying the proceeds as cash provided by financing activities pursuant to ASC 230-10-45-14b.

We acknowledge the Commission’s comment and upon reviewing ASC 230-10-45-14b we have reclassified the related party advance proceeds from cash provided by operating activities to cash provided by financing activities.

Item 14. Indemnification of Directors and Officers, page II-1

3.  We note your response to comment eight in our letter dated July 26, 2011. The filing of the minutes to a meeting of your board of directors is insufficient. Please either file your charter that contains the amended Article VII discussing indemnification or revise the disclosure in this item with respect to the provisions of your charter that permit indemnification of directors and officers.

We acknowledge the Commission's comment and have filed the Company's charter containing the amended Article discussing permitted indemnification of directors and officers.

Exhibit 23.1

4.  The consent of M&K CPAS, PLLC refers to an incorrect audit report date. Please file as an exhibit to the registration statement an updated consent of M&K CPAS, PLLC which refers to the correct audit report date.

We acknowledge the Commission's comment and have corrected the audit report date with M&K, PLLC's updated consent.

Closing Comments

Based on the Company’s amendments to its S-1 filing dated June 3, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Larry Adelt
Larry Adelt

President and Chief Executive Officer

ADELT DESIGN, INC.